

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2012

<u>Via Mail</u>
Corey Chiu
President, Director
Lucy's Water World Inc.
No. 39 Shuangyu St., Houshayu, Shunyi District
Arcadia Villa #707
Beijing, China 101318

       Re: Lucy's Water World Inc.
              Registration Statement on Form S-1
              Filed January 13, 2012
              File No. 333-179012

Dear Mr. Chiu:

       Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, the registration statement is not signed by the principal accounting officer or controller and does not contain an independent audit report from a registered public accounting firm. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

       If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

                     Sincerely,

                     /s/ Larry Spirgel

                     Larry Spirgel
                     Assistant Director

cc: <u>Via E-mail</u>
        Jay Smith